

January 29, 2010

Mr. Douglas Tallant
President
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

> **Re:** **Friendly Energy Exploration**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed July 15, 2009**
> **Response Letter Dated September 29, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed October 1, 2009**
> **Forms 10-K/A for the Fiscal Years Ended December 31, 2000 through**
> **December 31, 2004 and December 31, 2006, Filed December 2, 2009**
> **File No. 000-31423**

Dear Mr. Tallant:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2006, Filed on December 2, 2009

Financials, page 8

1.   We note your amended filing includes an audit report but excludes the accompanying financial statements and footnotes. Please file an amended Form 10-K that includes all the requirements of Item 8 of Form 10-K.

Please also ensure your amended filing conforms to the prescribed Form 10-K format as it appears your amendment was filed under the superseded small business format prescribed by Regulation S-B (e.g. Financial Statements should be Item 8 and your coversheet should follow the format for the current Form 10-K instead of Form 10-KSB).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 9

2.   The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed is reported within the time periods specified in the Commission's rules and forms. We note you concluded that your disclosure controls and procedures were effective despite your failure to timely file your Form 10-K. Please explain to us how you are able to support your conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended Form 10-K discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

This comment also applies to your Form 10-K for your fiscal year ended December 31, 2008 that was filed on April 15, 2009 as well as all your other recently amended Form 10-K filings.

Management's Report on Internal Control over Financial Reporting, page 9

3.   We note you disclose: "Management's assessment of the effectiveness of the Company's internal control over the financial reporting period ended December 31, 2006 has been audited by our auditors, an independent registered public accounting firm, as stated in their report included herein." We also note the report of your independent registered public accounting firm states: "The Company has determined that it is not required to have, nor was I engaged to perform, an audit of the effectiveness of its documented internal controls over financial reporting." Please modify your disclosure to reconcile this contradiction. Refer to Item 308T(a)(4) of Regulation S-K.

Please consider the applicability of this comment to your other recently amended Form 10-K filings.

4.   Notwithstanding your response to comments two and three above, please tell us why you conclude in your amended filings on the effectiveness of your disclosure controls and procedures and internal control over financial reporting for fiscal

periods ends that precede periods when you were required to make such conclusions. As part of your response, please describe to us the types of evidential matter you have maintained pursuant to Instruction 2 to paragraph (a) and (b) of Item 308T to support your conclusions for ICFR in each of your amended filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2004, Filed on December 2, 2009

Financials

Footnote 9 – Subsequent Events, page 15

5.   We note you reference separate financial statements in your disclosure of subsequent events. Please note that it is not appropriate for subsequent events purposes to incorporate information into your financial statements or footnotes by reference to other filings. To the extent you determine there are subsequent events that warrant disclosure, please include them in the footnotes to your financial statements.

Please also note that to the extent you identify subsequent events that warrant disclosure in your reissued financial statements, and thus would necessitate you add additional disclosure to your previously issued financial statements, please ensure your disclosure and auditor's report comply with the guidance in AU 530.03-.08, as adopted by Rule 3200T of the Public Company Accounting Oversight Board.

Please tell us how you and your auditor intend to address this comment in all of your amended filings that include a subsequent events footnote.

Form 10-K/A for the Fiscal Year Ended December 31, 2008, Filed on October 1, 2009

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 8

6.   We note your auditor's report states they have audited the statements of operations and of cash flows for "the period from February 11, 2005 (inception) through December 31, 2008, and the period from February 11, 2005 (inception) through December 31, 2007." It does not appear that the financial statements included in your filing present the period from February 11, 2005 (inception) through December 31, 2007. Please obtain and file an audit report that identifies

the financial statement periods included in your filing. Please also note paragraph 11 of FAS 7 requires you present cumulative amounts from the enterprise's inception through the most recent balance sheet date, and does not require presentation of cumulative amounts from inception through the prior year's comparative balance sheet date.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief